

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

CORRECTED
April 26, 2018

James J. McEntee, III
President and Chief Financial Officer
FinTech Acquisition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

>   **Re: FinTech Acquisition Corp. II**
>   **Registration Statement on Form S-4**
>   **Filed March 27, 2018**
>   **File No. 333-223936**

Dear Mr. McEntee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Clarify whether the amount you are registering at this time, 16,598,281 shares, represents the maximum number of shares you intend to issue. If it is possible you will issue additional shares, please tell us why you are not registering those shares at this time.

2.   In an appropriate place in your prospectus, please disclose the reason why and manner in which founders shares will be transferred to Interwire LLC in connection with the Merger.

Questions & Answers about the Proposals for Stockholders, page 3

Will FinTech obtain new financing in connection with the Merger?, page 5

3.   We note your disclosure that you anticipate Intermex's existing credit facility to remain in place following the merger. Please file the governing credit agreement as an exhibit to your filing.

What happens if I vote against the Merger Proposal?, page 9

4.   Please revise to clarify, if true, that your charter does not provide any means to extend the January 25, 2019 deadline for completing a business combination.

Summary of the Proxy Statement/Prospectus, page 14

The Merger Proposal, page 15

5.   You state throughout your filing that the consideration to be paid in the merger will consist in part of "an estimated 16,598,281 shares of [y]our common stock based on Intermex's current capitalization and assuming the Merger is completed on June 30, 2018." Please expand the disclosure in your proxy statement/prospectus summary to provide the range of common share amounts that you may be required to issue as merger consideration. Please also add cross-references to the discussion of consideration adjustments on page 68 at appropriate locations in your cover page, questions and answers, and proxy statement/prospectus summary.

6.   Please revise your disclosure in the proxy statement/prospectus summary to disclose ranges or estimates of the additional consideration that you may be required to issue based on the amount of excess cash at Intermex upon closing, and explain briefly how that amount of "excess cash" will be determined. Disclose how and when you will determine whether you will issue shares or provide cash.

7.   You disclose here that, "It is a condition to closing under the Merger Agreement that at least $125 million remain in the trust account after payment of all requested redemptions by our public stockholders." Please revise to clarify that this condition is waivable by Intermex.

Selected Historical Consolidated Financial Information of FinTech, page 22

8.   You state that the selected historical consolidated financial information for Intermex Holdings, Inc. ("Holdings") as of December 31, 2015 has been derived from

Holdings' audited financial statements included elsewhere in this filing. Holdings' audited financial statements do not include an audited balance sheet as of December 31, 2015. Please revise.

9.   Please disclose cash dividends declared in the table of financial data. Refer to Instruction 2 of Item 301 of Regulation S-K.

Risk Factors, page 30

Risks Relating to FinTech and the Merger, page 44

Actions taken by the initial stockholders, our officers and directors to increase the likelihood of approval of the Merger Proposal…, page 52

10.   We note your indication here that "one such arrangement has been made with an existing investor." Please tell us the nature and terms of this arrangement, how it was made in advance of the filing of this registration statement and how it changes the number of shares you need to approve the Merger Proposal.

Proposal No. 1 — The Merger Proposal, page 67

11.   Where appropriate, please revise to include disclosure highlighting the material differences between the rights of FinTech and Intermex security holders and the rights of security holders in the post-combination company. Refer to Item 4(a)(4) of Form S-4.

Structure of the Merger, page 67

12.   Please include an organizational chart depicting your structure after consummation of the merger.

Shareholders Agreement, page 78

13.   Explain how Intermex legacy stockholders will end up holding shares of your common stock when the Merger seems to contemplate the issuance of your shares directly to the sole stockholder of Intermex.

Background of the Merger, page 78

14.   Please supplementally provide us with copies of any presentations relating to the Merger that your advisors presented to your board.

15.   Please expand your disclosure on page 80 to explain why, of the approximately fifteen potential targets with which you signed non-disclosure agreements, Intermex was the only one to which you provided a preliminary letter of intent.

16.   Please expand the disclosure in this section to elaborate upon the roles played by Messrs. Ferraro and Mastrangelo, Northland Securities, PayGility, Cantor Fitzgerald, and JMP Securities in evaluating the business combination. Please also disclose the projected Intermex financial information that Intermex and Stella Point provided on August 7, 2017, and disclose all other related information that Items 4(b) of Form S-4 and 1015(b) of Regulation M-A require.

17.   Please revise to identify the "existing FinTech investor" with whom the negotiating parties met on October 10, 2017.

18.   Please expand the disclosure here to include a more detailed description of the negotiations surrounding the material terms of the merger agreement, including the amount and form of consideration. For example, please specify which of the parties recommended that the initial consideration be based upon an enterprise value for Intermex of $380 million, and explain how that amount was determined. Please provide similar disclosure regarding the negotiations surrounding those rights that the Shareholders Agreement and the Registration Rights Agreement grant to the parties thereto.

19.   With respect to the "pro forma valuation model" that you reviewed with JMP Securities on November 27, 2017, please revise to clarify who prepared the valuation model and to provide all other related information that Items 4(b) of Form S-4 and 1015(b)(6) of Regulation M-A require. Please provide similar disclosure for the PayGility report that you reference on page 84, as applicable.

Reasons for the Approval of the Merger, page 86

20.   Please revise to disclose whether the board considered as negative factors i) the legacy Intermex stockholders' rights under the Shareholder Agreement, including their right to designate eight directors of the company's post-merger board so long as they hold at least 10% of the company's common stock; and ii) the fact that your public stockholders will hold a minority share position in the post-merger company.

21.   Reference is made to the sixth paragraph on page 87 where you disclose 2016 and 2015 adjusted EBITDA. Please revise to present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in

accordance with GAAP. In addition, please revise to present a reconciliation which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the 2015 adjusted EBITDA with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

Description of Fairness Opinion of BTIG, page 88

22.   Please quantify the fee paid to BTIG upon delivery of the fairness opinion. In that regard, we note BTIG's statement in the third page of the fairness opinion (included as Annex D) that it "will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger . . . ." Refer to Items 4(b) of Form S-4 and 1015(b)(4) of Regulation M-A.

23.   In the discussion of BTIG's comparable transaction analysis on page 93, you disclose the range of LTM Adjusted EBITDA multiples that BTIG derived from the precedent transactions and the resulting implied valuation range for Intermex. Please provide comparable disclosure regarding the range of LTM Revenue multiples derived from the precedent transactions.

24.   We refer you to the discussion of BTIG's discounted cash flow analysis in the penultimate paragraph of page 93. Please disclose the source of the weighted average cost of capital estimates that BTIG used to derive discount rates for Intermex's projected cash flows. Please also revise to explain why BTIG extrapolated Intermex's revenue and EBITDA beyond the fiscal years addressed in Intermex's management projections and how it determined to do so on a flat-line basis.

Certain Projected Financial Information, page 94

25.   Please disclose the basis for and the nature of the material assumptions underlying the projected financial information presented in this section. Refer to Items 4(b) of Form S-4 and 1015(b)(6) of Regulation M-A.

Sources and Uses for the Merger, page 97

26.   Revise to provide additional tabular information that reflects potential changes to the merger consideration, consistent with the terms of the Merger Agreement, and possible redemptions of the public shares.

Proposal No. 4 — Approval of Additional Amendments to our Charter in connection with the Merger, page 104

27.   Please provide your analysis as to why you are not required to unbundle those changes to your charter which are not specific to special purpose acquisition companies into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A as well as Question 201.01 of the Division's Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Information about Intermex, page 134

Overview, page 134

28.   Reference is made to the table on page 135 where you disclose 2012 through 2017 adjusted EBITDA. Please revise to present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. In addition, please revise to present reconciliations which shall be quantitative, to the extent available without unreasonable efforts, of the differences between 2012 through 2015 adjusted EBITDA with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

Our Competitive Strengths, page 135

29.   Please revise to provide the basis for your assertion that many of Intermex's competitors "prioritize global reach over growth and profitability." If the assertion is based on the belief of Intermex's management, please revise to make this clear.

Our Growth Strategy, page 136

30.   Please revise to identify the 15 states in which Intermex is "well-established" as well as the 10 states collectively accounting for 74% of U.S. to Mexico remittance volume where Intermex "expect[s] to realize significantly increased market share growth."

Executive Compensation, page 145

Annual Cash Incentive Awards, page 148

31.   Please revise to clarify, if true, that the "EBITDA" and "net EBITDA" targets discussed in this section relate to Intermex's Adjusted EBITDA.   We note in that regard your disclosure here that Intermex achieved "100% of the Company EBITDA target of $31,304,000" and "net EBITDA of 105.3% of budget" in 2017, as well as

your disclosure of Intermex's historical EBITDA and Adjusted EBITDA results on page 24 and elsewhere in the filing.

32.   Considering the Individual Goals comprise 60% of the Annual Cash Bonus for each named executive officer, please elaborate upon those goals and provide quantified information about the specific financial objectives and strategic goals.

Intermex's Management's Discussion and Analysis, page 151

Results of Operations, page 157

Successor Period Ended December 31, 2017 . . . , page 158

Operating Expenses, page 158

33.   We note your description here of several factors which attributed to the increase in service charges from agents and banks that Intermex incurred over the fiscal period discussed. Please revise your disclosure to quantify the impact of each material driver.

34.   Reference is made to your discussion of income taxes on pages 159 and 163. Please revise to provide a more detailed explanation of why the provision for income taxes and effective tax rates differ for comparative periods.

35.   Reference is made to the second to last paragraph on page 162. Please revise to separately quantify the impacts that the increase in overall transaction volume and higher average amount spent per transaction had on revenues.

Beneficial Ownership of Securities, page 185

36.   Please revise the beneficial ownership table on page 186 to identify the parties to the Shareholder Agreement. Refer to Items 18(a)(5)(ii) of Form S-4 and 6(d) of Schedule 14A.

37.   Disclose why the table reflects SPC Intermex, LP's ownership interest at 12,327,313 shares, when you currently expect to issue 16,598,281 shares.

Intermex Holdings, Inc. Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Business and Consolidation of Operations

Restatements, page F-26

38.   Please explain to us why the valuation allowance error correction impacted both December 31, 2014 accumulated deficit and the provision for income tax benefit for the year ended December 31, 2015.

Note 12 – Stockholder's Equity and Share-Based Compensation

Predecessor Company

Stock Incentive Plan, page F-43

39.   Please tell us how you accounted for the fiscal 2016 reduction in stock option exercise price. Please also clarify what happened to the stock options upon the change of control resulting from the Stella Point acquisition. In this regard, it appears there were no outstanding options as of December 31, 2017 and you disclose that no options were exercised.

Note 13 – Income Taxes, page F-44

40.   Please explain to us the nature of the change in tax rates in the years ended December 31, 2016 and 2015 that impacted your tax provision. Please also tell us your consideration of adding disclosure in this regard.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products